FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Perle Systems Limited
(Registrant's name)

60 Renfrew Drive, Suite 100
Markham, Ontario, Canada
L3R OE1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Documents Included as Part of this Report

No. Document and Attachments

1. Material Change Report dated November 3, 2003 for a press release disseminated on October 29, 2003 and a previous press release on October 17, 2003, which Perle announced Debt to Equity Conversion Agreement details.

Form 27

SECURITIES ACT (Ontario)

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

ITEM 1 - Reporting Issuer:

Perle Systems Limited (the "Company" or "Perle")
60 Renfrew Drive, Suite 100
Markham, Ontario
L3R 0E1

ITEM 2 - Date of Material Change:

October 27, 2003

ITEM 3 - Press Release:

A press release in respect of the material change was disseminated on October 29, 2003 through Business Wire.

ITEM 4 - Summary of Material Change:

On October 29, 2003, the Company announced that its senior lender, Royal Capital Management Inc. ("Roycap"), converted C$20 million of Perle's long term and current debt into equity at a subscription price of C$0.04 per share, resulting in the issuance to Roycap of 500 million common shares of the Company. Pursuant to the agreement for this transaction announced on October 17, 2003, the Company intends, subject to shareholder approval, to amend its articles to consolidate its common shares on the basis of 2 million existing common shares for one new common share of Perle. Shareholders who do not receive at least one full new common share as a result of this consolidation will be compensated at C$0.04 per share in cash for the number of common shares held prior to the consolidation.

ITEM 5 - Full Description of Material Change:

On October 29, 2003, the Company announced that its senior lender, Roycap, converted C$20 million of Perle's long term and current debt (out of a total of approximately C$25.8 million) into equity at a subscription price of C$0.04 per share, resulting in the issuance from treasury of 500 million common shares of the Company to Roycap. This represents a significant dilution for existing Perle shareholders. As a result of this debt conversion, Perle now has no long term debt or principal payment obligations. Pursuant to the agreement for this transaction announced by the Company on October 17, 2003, the Company, subject to shareholder approval, intends to amend its articles to consolidate its common shares on the basis of 2 million existing common shares for one new common share of Perle. Shareholders who do not receive at least one full new common share as a result of this consolidation will be compensated at C$0.04 per share in cash for the number of common shares held prior to the consolidation.

The Board of Directors of Perle approved the agreement with Roycap after receiving a recommendation in favour of the agreement by a special committee of independent members of the Board, based on, among other things, advice from Crosbie & Company as to the fairness of the transaction and the current value of Perle's common shares, and after consultation with its independent legal counsel.

A special meeting of Perle shareholders has been called for November 28, 2003 to consider and approve the proposed consolidation. If the consolidation is approved at this meeting Perle will amend its articles to implement the proposed consolidation and will subsequently apply for deregistration as a Securities Exchange Commission registrant in the United States, and as a reporting issuer in Canada, reverting to private company status.

Details of the fairness opinion and valuation of Perle's shares and its current financial position will be provided in the information circular for the special meeting of shareholders and, accordingly, Perle will not release or file with Canadian securities regulators financial statements for the fiscal year ended May 31, 2003 and the quarter ended August 31, 2003.

ITEM 6 - Reliance on Section 75(3) of the Act:

The report is not being filed on a confidential basis.

ITEM 7 - Omitted Information:

No information has been omitted.

ITEM 8 - Senior Officers

Joseph E. Perle, President and Chief Executive Officer

ITEM 9 - Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, in the Province of Ontario, this 2nd day of November, 2003.

/s/ Joseph E. Perle

JOSEPH E. PERLE

President and Chief Executive Officer

Attachments

[COMPANY LOGO]

FOR IMMEDIATE RELEASE

Perle Announces Debt to Equity Conversion Agreement, Details of

Share Consolidation and Privatization

TORONTO, CANADA - October 17, 2003 - Perle Systems Limited ("Perle"); (OTCBB: PERL), a leading provider of networking products for Internet Protocol ("IP") and e-business access, today announced that it has entered into a debt for equity subscription and share consolidation agreement with Royal Capital Management Inc. ("Royal"), its senior secured lender. The Board of Directors of Perle approved the agreement with Royal after receiving a recommendation in favour of the agreement by a special committee of independent members of the Board, based on, among other things, advice from Crosbie & Company (a respected investment bank) as to the fairness of the transaction and the current value of Perle's common shares, and after consultation with its independent legal counsel.

Joseph E. Perle, Chairman, President and CEO of Perle, said "Following the recent period of financial constraints, this transaction will convert all of Perle's long term debt and part of its current debt to equity, which will allow us to serve our customers from a position of financial strength, while providing shareholders with the opportunity to recover some of their investment." Jean Noelting, Managing Director of Royal, said "We are satisfied with the outcome of the debt and equity restructuring and look forward to supporting Perle as the company takes advantage of its strong market position to expand in the improving networking marketplace ."

As per the agreement, Royal will subscribe for 500 million common shares of Perle at C$0.04 per share and will satisfy the subscription price by releasing Perle from C$20M of its total outstanding secured long term and current debt of approximately C$25.7M. Thereafter, subject to shareholder approval, Perle intends to consolidate its common shares on the basis of 2 million existing common shares for one new common share. Shareholders who do not receive at least one full new common share as a result of this consolidation will be compensated at C$0.04 per share in cash for the number of common shares held prior to the consolidation.

A special meeting of Perle shareholders has been called for November 28, 2003 to consider and approve the proposed consolidation. If the consolidation is approved at this meeting Perle will amend its articles to implement the proposed consolidation and will subsequently apply for deregistration as a Securities Exchange Commission registrant in the United States, and as a reporting issuer in Canada, reverting to private company status.

As part of this transaction, Perle's existing forbearance agreement with Royal will be extended to October 27, 2003 to allow for the debt conversion to be completed, at which time Royal will enter into a new credit agreement with Perle whereby the company will have no long term debt or principal payment obligations.

Details of the fairness opinion and valuation of Perle's shares and its current financial position will be provided in the information circular for the special meeting of shareholders and accordingly Perle will not release or file with Canadian securities regulators financial statements for the fiscal year ended May 31, 2003 and the quarter ended August 31, 2003.

About Perle Systems

Perle Systems is a leading developer, manufacturer and vendor of high-reliability and richly featured networking products. These products are used to connect remote users reliably and securely to central servers for a wide variety of business applications. Perle specializes in Internet Protocol (IP) connectivity applications, including a focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial/console servers, emulation adapters, multi-port serial cards, multi-modem cards, print servers and network controllers. Perle distinguishes through extensive networking technology, depth of experience in major real-world network environments and long-term distribution and VAR channel relationships in major world markets. Perle has offices and representative offices in 12 countries in North America, Europe and Asia and sells its products through distribution channels worldwide. Its stock is traded on the OTCBB (symbol PERL). For more information about Perle and its products, access the Company's Web site at http://www.perle.com.

Forward-looking statements in this release, including statements relating to the Company's future growth prospects, future profits, anticipated revenue and earnings results and the success of the Company's growth and restructuring initiatives are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to the Company's ability to successfully implement its debt to equity conversion agreement with Royal, its share consolidation and privatization plan, the Company's ability to maintain compliance with the covenants contained in its credit agreement or any new credit agreement entered into with Royal, early termination of the Forbearance Agreement with Royal, the Company's ability to meet its sales forecasts while maintaining control over its costs, to continue to operate as a going concern, the Company's ability to manage growth, the Company's ability to successfully implement any restructuring plan, the impact of FASB 141 and FASB 142 on the Company's results of operations and financial condition, continued acceptance of the Company's products, increased levels of competition for the Company, new products and technological changes, the Company's dependence upon third party suppliers, intellectual property rights and other risks detailed from time to time in the Company's periodic reports filed with the United States Securities and Exchange Commission.

###

Contacts: Derrick Barnett

Vice President, Finance & CFO

Perle Systems Limited

Phone: 905-946-5034

Fax: 905-944-2116

Email: dbarnett@perle.com

[COMPANY LOGO]

FOR IMMEDIATE RELEASE

Perle Converts All Its Long Term Debt to Equity

TORONTO, CANADA - October 29, 2003 - Perle Systems Limited ("Perle"); (OTCBB: PERL), a leading provider of networking products for Internet Protocol ("IP") and e-business access, today announced that its senior lender, Royal Capital Management Inc. ("Roycap"), has converted Cdn$20 million of Perle's long term and current debt of approximately Cdn$25.8 million, into equity at a subscription price of Cdn$0.04 per share. The subscription price was satisfied by the issuance of 500 million common shares to Roycap. This represents a significant dilution for existing shareholders. Perle will now have no long term debt or principal payment obligations. Pursuant to the agreement for this transaction announced by the Company on October 17, 2003, the Company, subject to shareholder approval, intends to consolidate its shares on the basis of 2 million existing common shares for one new common share.

Joseph E. Perle, Chairman, President and CEO of Perle said, "This transaction will allow Perle to operate from a position of financial strength as we take advantage of the improving networking marketplace to grow our company". Jean Noelting, Managing Director of Roycap said, "We look forward to supporting Perle as the company executes its growth plan."

About Perle Systems

Perle Systems is a leading developer, manufacturer and vendor of high-reliability and richly featured networking products. These products are used to connect remote users reliably and securely to central servers for a wide variety of business applications. Perle specializes in Internet Protocol (IP) connectivity applications, including a focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial/console servers, emulation adapters, multi-port serial cards, multi-modem cards, print servers and network controllers. Perle distinguishes itself through extensive networking technology, depth of experience in major real-world network environments and long-term distribution and VAR channel relationships in major world markets. Perle has offices and representative offices in 12 countries in North America, Europe and Asia and sells its products through distribution channels worldwide. Its stock is traded on the OTCBB (symbol PERL). For more information about Perle and its products, access the Company's Web site at http://www.perle.com.

Forward-looking statements in this release, including statements relating to the Company's future growth prospects, future profits, anticipated revenue and earnings results and the success of the Company's growth and restructuring initiatives are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to the Company's ability to successfully implement its debt to equity conversion agreement with Roycap its share consolidation plan, the Company's ability to maintain compliance with the covenants contained in its credit agreement or any new credit agreement entered into with Roycap, early termination of the Forbearance Agreement with Roycap the Company's ability to meet its sales forecasts while maintaining control over its costs, to continue to operate as a going concern, the Company's ability to manage growth, the Company's ability to successfully implement any restructuring plan, the impact of FASB 141 and FASB 142 on the Company's results of operations and financial condition, continued acceptance of the Company's products, increased levels of competition for the Company, new products and technological changes, the Company's dependence upon third party suppliers, intellectual property rights and other risks detailed from time to time in the Company's periodic reports filed with the United States Securities and Exchange Commission.

###

Contacts: Derrick Barnett

Vice President, Finance & CFO

Perle Systems Limited

Phone: 905-946-5034

Fax: 905-944-2116

Email: dbarnett@perle.com